EXHIBIT “B”

VERIFICATION

STATE OF NEW YORK

County of New York, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated February 26, 2020 for and on behalf of WATERSIDE CAPITAL CORPORATION; that he is the President of such company; and, that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ Zindel Zelmanovitch
ZINDEL ZELMANOVITCH,
Chief Executive Officer

Dated: February 26, 2020

Notary